

Mail Stop 3720

November 19, 2009

Ms. Ann M. Sardini
Chief Financial Officer
Weight Watchers International, Inc.
11 Madison Avenue, 17th Floor
New York, NY 10010

> **Re:** **Weight Watchers International, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed March 4, 2009**
>
> **Forms 10-Q for the Quarterly Periods Ended April 4, July 4, and**
> **October 3, 2009**
> **File No. 1-16769**

Dear Ms. Sardini:

We have reviewed your supplemental response letters dated November 3, October 2, and August 6, 2009 as well as your filings and have the following comments. As noted in our comment letter dated July 9, 2009, we have limited our review to only the issues addressed in our comments.

Form 10-K for the Year Ended January 3, 2009

Goodwill and Other Indefinite-lived Intangibles, page 35

1. Please further explain to us how your annual impairment test of the reacquired franchise rights is in accordance with paragraphs 350-30-35-18 and 350-30-35-21 through 35-28 of the ASC (formerly paragraph 17 of SFAS 142 and EITF 02-7). We have reviewed your November 3, 2009 analysis and it is not clear how your accounting is consistent with the literature.

In your annual impairment test of reacquired franchise rights, you include the cash flows attributable to territories that were never initially franchised. We understand that there were a number of full U.S. states, cities, areas around cities, and other territories, that were never franchised by Weight Watchers. It is not clear why it is appropriate to include the cash flows attributable to territories that Weight Watchers never franchised in support of the value of reacquired franchise rights. A Weight Watchers franchise provides the franchisee with the right to operate a meetings business under the Weight Watchers brand in a particular territory, and it appears appropriate to only utilize the cash flows attributable to reacquired territories to support reacquired franchise rights.

On page 6 of your response you state that your inclusion of cash flows from territories that were developed internally by Weight Watchers is consistent with paragraph 4 of EITF 02-7 which refers to internally developed intangible assets. However, your analysis does not address the fact that paragraph 4 refers to "recorded" indefinite-lived intangible assets and that there are no recorded indefinite-lived intangible assets associated with your internally developed operations.

In addition, we note that 86% of the value of the reacquired U.S. franchise rights is attributable to 18 acquisitions that occurred over the past eight years, that no acquisitions occurred between 1993 and 1999, and that another 18 acquisitions occurred between 1973 and 1992. Further, we note that the most recent 18 acquisitions consisted primarily of geographically distinct franchises separated by significant distances. In this regard, we do not believe it is appropriate under paragraphs 350-30-35-21 through 35-28 of the ASC to combine the franchise rights of territories where the underlying acquisitions were separated by significant time, or the territories themselves are separated by significant distance. We believe separation by significant distance or time is a strong indication that the intangible assets were not purchased in order to construct or enhance a single asset, and are not "essentially inseparable" from each other. Consequently, we believe it is a strong indication that all of Weight Watchers' indefinite-lived assets should not be combined into one unit of accounting. Rather, each of the reacquired franchise rights should be annually tested separately for impairment.

Further, we believe another strong indication that the reacquired franchise rights should not be combined into one unit of accounting is the fact that the cash flows of each reacquired franchise right are largely independent of the cash flows of other reacquired franchise rights. We believe the independence of the cash flows is a strong indication that the reacquired franchise rights are separable. We note that the reacquired franchise rights were generating independent cash flows for decades before the underlying acquisitions, and we believe the reacquired franchise rights could be sold individually and continue to generate cash flows. Further, we believe the sale of individual or a group of reacquired franchise rights flows would not substantially impact the meeting cash flows of the remaining or adjacent territories. We do not believe the shared costs that you have identified preclude the reacquired franchises from being characterized as independent, nor do they appear to be strong evidence that that reacquired franchises are inseparable.

We believe the fact that The WW Group, Inc. retained seven franchises in connection with your acquisition in 2003 of eight of their franchises is an indication that franchises, generally, are separable and should not be combined into one unit of accounting.

We also note the reacquired franchise rights were initially sold, or given away, to the franchisees, which appears analogous to "a past practice of selling similar assets separately," as referred to in paragraph 350-30-35-24 of the ASC.

We note a central part of your argument is that a significant component of the overall cost structure of the U.S. business is centralized including in the following areas: national advertising; information technology and back office systems; management support and infrastructure; supply chain; and employee recruiting, education and training. We do not believe this is strong evidence that your reacquired franchise rights are essentially inseparable from one another, as required by paragraph 350-30-35-21 of the ASC. It does not appear that you have fully considered that there is limited essential, shared tangible infrastructure for your meeting business.

In summary, please further explain to us how your annual impairment test of the reacquired franchise rights is in accordance with paragraphs 350-30-35-18 and 35-21 through 35-28 of the ASC (formerly paragraph 17 of SFAS 142 and EITF 02-7), addressing the above points and any other relevant facts and circumstances.

2. Please explain to us how your current accounting policy for the annual impairment test of reacquired franchise rights would capture a deterioration isolated to the operating results of one territory that was previously franchised, and the remaining reacquired areas exhibit no similar deterioration.

* * * *

Ms. Ann M. Sardini
Weight Watchers International, Inc.
November 19, 2009
Page 4

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director